Cornell Corrections, Inc.

Statement Re:  Computation of Per Share Earnings

(in thousands except per share amounts)

	Three Months Ended June 30,				Six Months Ended June 30,
	2003		2002		2003		2002
	Basic	Diluted	Basic	Diluted	Basic	Diluted	Basic	Diluted

Net Earnings	$2,177	$2,177	$1,974	$1,974	$4,133	$4,133	$1,646	$1,646

Shares used in computing net earnings per share: Weighted average common shares and ommon share equivalents	14,340	14,340	14,121	14,121	14,290	14,291	14,091	14,091

Less treasury shares	(1,486)	(1,486)	(1,117)	(1,117)	(1,473)	(1,473)	(1,113)	(1,113)

Effect of shares issuable under stock options and warrants based on the treasury stock method	—	319	—	303	—	237	—	428

	12,854	13,173	13,004	13,307	12,817	13,055	12,978	13,406

Net earnings per share	$0.17	$0.17	$0.15	$0.15	$0.32	$0.32	$0.13	$0.12